FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934

For the fiscal year ended December 31, 1996.


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

Commission file number 1-13105.


A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Arch Coal, Inc. and Subsidiaries Employee Thrift Plan.

B. Name of issuer of the securities to be held pursuant to the plan and the address of its principal executive office: Arch Coal, Inc., Suite 300, CityPlace One, St. Louis, Missouri 63141.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Pension Committee of
Arch Coal, Inc.:


We have audited the accompanying financial statements of the Arch Coal, Inc. and Subsidiaries Employee Thrift Plan (the Plan) as of December 31, 1996 and 1995, and for the year ended December 31, 1996, as listed in the accompanying table of contents. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in its net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ ARTHUR ANDERSEN LLP

St. Louis, Missouri,
  July 11, 1997

                        ARCH COAL, INC. AND SUBSIDIARIES
                              EMPLOYEE THRIFT PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 1996

                                                                        Participant-Directed
-----------------------------------------------------------------------------------------------------------------
                                 Intermediate                          High
                                  Government          Select           Yield         Total          Industrial
                                     Bond             Income           Bond         Return           Income
                                    Fund               Fund            Fund          Fund             Fund
                                ----------------  ---------------   -----------  --------------  ---------------
ASSETS:                                 --
  Investments at fair value-
    Intermediate Government
       Bond Fund                  8,323,729       $      --        $      --       $       --         $     --
    Select Income Fund                  --          7,030,008             --               --               --
    High Yield Bond Fund                --               --          2,046,421             --               --
    Total Return Fund                   --               --               --         14,231,068             --
    Industrial Income Fund              --               --               --               --         11,578,106
    Dynamics Fund                       --               --               --               --               --
    International Growth Fund           --               --               --               --               --
    Emerging Growth Fund                --               --               --               --               --
    Capital Preservation Fund           --               --               --               --               --
    Loans to participants               --               --               --               --               --
                                   ---------        ---------        ---------       ----------       ----------
         Total investments         8,323,729        7,030,008        2,046,421       14,231,068       11,578,106
                                   ---------        ---------        ---------       ----------       ----------

  Receivables-
    Loan payments                       --               --               --               --               --
    Participant contributions         22,500           17,388            6,495           35,958           21,523
    Employer contributions            16,154           11,205            3,935           23,239           12,967
                                   ---------        ---------         ---------      ----------       ----------
 Total receivables                    38,654           28,593           10,430           59,197           34,490
                                   ---------        ---------        ---------       ----------       ----------
         Total assets              8,362,383        7,058,601        2,056,851       14,290,265       11,612,596

LIABILITIES:
  Administrative expenses
     payable                          (2,828)          (2,389)            (695)          (4,835)          (3,934)
                                   ---------        ---------        ---------       ----------        ---------
NET ASSETS AVAILABLE FOR
     BENEFITS                    $ 8,359,555      $ 7,056,212      $ 2,056,156      $14,285,430      $11,608,662
                                   =========        =========        =========       ==========       ==========


STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996 (CONT'D)
                                                                                                         Nonparticipant-
                                                                 Participant-Directed                       Directed
-------------------------------------------------------------------------------------------------------   -----------  -------------

                                                    International     Emerging         Capital
                                    Dynamics           Growth          Growth        Preservation           Loan
                                      Fund              Fund            Fund             Fund               Fund          Total
                                -----------------  -------------  ----------------  -------------------   -----------  -------------
ASSETS:                                   --               --                                --               --
  Investments at fair value-
    Intermediate Government
      Bond Fund                   $       --       $       --       $       --       $       --       $       --       $  8,323,729
    Select Income Fund                    --               --               --               --               --          7,030,008
    High Yield Bond Fund                  --               --               --               --               --          2,046,421
    Total Return Fund                     --               --               --               --               --         14,231,068
    Industrial Income Fund                --               --               --               --               --         11,578,106
    Dynamics Fund                    8,851,312             --               --               --               --          8,851,312
    International Growth Fund             --          1,780,162             --               --               --          1,780,162
    Emerging Growth Fund                  --               --          2,521,986             --               --          2,521,986
    Capital Preservation Fund             --               --               --         21,018,056             --         21,018,056
    Loans to participants                 --               --               --               --          4,750,950        4,750,950
                                     ---------        ---------        ---------       ----------        ---------       ----------
         Total investments           8,851,312        1,780,162        2,521,986       21,018,056        4,750,950       82,131,798
                                     ---------        ---------        ---------       ----------        ---------       ----------
  Receivables-
    Loan payments                         --               --               --               --             75,006           75,006
    Participant contributions           24,550            5,620            6,387           47,255             --            187,676
    Employer contributions              14,635            3,258            3,512           31,691             --            120,596
                                     ---------        ---------        ---------         --------         --------         ---------

         Total receivables              39,185            8,878            9,899           78,946           75,006          383,278
                                    ----------        ---------        --------        ----------        ---------       ----------
         Total assets                8,890,497        1,789,040        2,531,885       21,097,002        4,825,956       82,515,076

LIABILITIES:
  Administrative expenses
     payable                            (3,007)            (605)            (857)          (7,141)          (1,024)         (27,315)
                                     ---------        ---------        ---------        ---------        ---------        ---------
NET ASSETS AVAILABLE FOR BENEFITS   $8,887,490       $1,788,435      $ 2,531,028      $21,089,861       $4,824,932      $82,487,761
                                     =========        =========        =========       ==========        =========       ==========


         The accompanying notes are an integral part of this statement.


                        ARCH COAL, INC. AND SUBSIDIARIES
                              EMPLOYEE THRIFT PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 1995


                                                                        Participant-Directed
----------------------------------------------------------------------------------------------------------------------
                                 Intermediate                          High
                                  Government          Select           Yield           Total           Industrial
                                     Bond             Income           Bond            Return            Income
                                    Fund               Fund            Fund            Fund              Fund
                               ----------------    ---------------   -----------    --------------   ---------------
ASSETS:                                  --                                                                   --
  Investments at fair value-
    Intermediate Government
       Bond Fund                  $  9,345,145     $       --       $       --         $     --        $      --
    Select Income Fund                    --          7,376,373             --               --               --
    High Yield Bond Fund                  --               --          1,687,505             --               --
    Total Return Fund                     --               --               --         13,179,418             --
    Industrial Income Fund                --               --               --               --          9,816,362
    Dynamics Fund                         --               --               --               --               --
    International Growth Fund             --               --               --               --               --
    Emerging Growth Fund                  --               --               --               --               --
    Capital Preservation Fund             --               --               --               --               --
    Loans to participants                 --               --               --               --               --
                                     ---------        ---------        ---------       ----------        ---------
         Total investments           9,345,145        7,376,373        1,687,505       13,179,418        9,816,362
                                     ---------        ---------        ---------       ----------        ---------
  Receivables-
    Loan payments                         --               --               --               --               --
    Participant contributions           17,716           14,136            4,763           24,975           16,970
    Employer contributions              12,846            9,402            2,958           16,509           10,201
                                     ---------        ---------        ---------       ----------        ---------
         Total receivables              30,562           23,538            7,721           41,484           27,171
                                     ---------        ---------        ---------       ----------        ---------
         Total assets                9,375,707        7,399,911        1,695,226       13,220,902        9,843,533

LIABILITIES:
  Administrative expenses
      payable                           (3,048)          (2,406)            (550)          (4,299)          (3,202)
                                     ---------        ---------        ---------       ----------        ---------
NET ASSETS AVAILABLE FOR
   BENEFITS                       $  9,372,659     $  7,397,505     $  1,694,676     $ 13,216,603     $  9,840,331
                                     =========        =========        =========       ==========        =========



STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995 (CONT'D)

                                                                                                      Nonparticipant-
                                                                 Participant-Directed                    Directed
----------------------------------------------------------------------------------------------------   -------------- -------------

                                                      International     Emerging      Capital
                                    Dynamics            Growth           Growth     Preservation         Loan
                                      Fund               Fund             Fund         Fund              Fund            Total
                                 -----------------   -------------  ----------------  --------------   ----------    -------------
ASSETS:                                                     --                                --
  Investments at fair value-
    Intermediate Government
       Bond Fund                   $       --         $     --         $     --       $       --         $     --     $   9,345,145
    Select Income Fund                     --               --               --               --               --         7,376,373
    High Yield Bond Fund                   --               --               --               --               --         1,687,505
    Total Return Fund                      --               --               --               --               --        13,179,418
    Industrial Income Fund                 --               --               --               --               --         9,816,362
    Dynamics Fund                     6,653,075             --               --               --               --         6,653,075
    International Growth Fund              --          1,446,630             --               --               --         1,446,630
    Emerging Growth Fund                   --               --            796,555             --               --           796,555
    Capital Preservation Fund              --               --               --         21,733,137             --        21,733,137
    Loans to participants                  --               --               --               --          4,623,242       4,623,242
                                      ---------        ---------        ---------       ----------       ----------     -----------
         Total investments            6,653,075        1,446,630          796,555       21,733,137        4,623,242      76,657,442
                                      ---------        ---------        ---------       ----------       ----------     -----------
  Receivables-
    Loan payments                          --               --               --               --             45,803          45,803
    Participant contributions            13,499            4,371            1,289           36,917             --           134,636
    Employer contributions                8,254            2,599              741           23,465             --            86,975
                                      ---------        ---------        ---------       ----------       ----------      ----------
         Total receivables               21,753            6,970            2,030           60,382           45,803         267,414
                                      ---------        ---------        ---------       ----------       ----------      ----------
         Total assets                 6,674,828        1,453,600          798,585       21,793,519        4,669,045      76,924,856

LIABILITIES:
  Administrative expenses
      payable                            (2,170)            (472)            (260)          (7,089)            (382)        (23,878)
                                      ---------        ---------        ---------       ----------        ---------      ----------
NET ASSETS AVAILABLE FOR
  BENEFITS                         $  6,672,658     $  1,453,128     $    798,325     $ 21,786,430     $  4,668,663    $ 76,900,978
                                      =========        =========          =======        =========        =========     ===========

         The accompanying notes are an integral part of this statement.


                        ARCH COAL, INC. AND SUBSIDIARIES
                              EMPLOYEE THRIFT PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1996




                                                                        Participant-Directed
----------------------------------------------------------------------------------------------------------------------
                                   Intermediate                           High
                                   Government           Select            Yield           Total           Industrial
                                      Bond              Income            Bond            Return            Income
                                      Fund               Fund             Fund             Fund              Fund
                                 ----------------    -------------    -------------   -------------    ---------------
ADDITIONS:                                 --               --                --
  Investment income-
    Net appreciation
      (depreciation)in fair
      value of investments         $   (379,948)    $   (218,456)     $     73,771      $  1,142,739    $    603,331
    Dividends                           482,952          535,473           171,559           534,911       1,062,618
  Interest on loans                      44,418           31,718            10,022            61,811          40,437
  Loans issued                         (349,084)        (221,242)          (78,608)         (446,371)       (266,483)
  Loan principal payments               250,565          161,555            56,753           372,364         221,752
  Participant contributions             648,521          500,735           187,552         1,039,798         620,331
  Participant rollovers                  18,679           24,264            16,086            23,709          31,531
  Employer contributions                450,157          310,534           107,212           645,209         356,965
                                      ---------        ---------         ---------        ----------      ----------
         Total additions              1,166,260        1,124,581           544,347         3,374,170       2,670,482
                                      ---------        ---------         ---------        ----------      ----------
DEDUCTIONS:
  Benefits paid to participants      (1,102,534)        (788,630)         (179,465)       (1,738,552)       (946,298)
  Administrative expenses                (3,127)          (1,546)             (742)           (4,018)         (2,285)
  Other                                    --               --                --                (169)           --
                                      ---------        ---------         ---------        ----------       ---------
         Total deductions            (1,105,661)        (790,176)         (180,207)       (1,742,739)       (948,583)
                                      ---------        ---------         ---------        ----------       ---------

TRANSFERS (FROM) TO FUNDS            (1,073,703)        (675,698)           (2,660)         (562,604)         46,432
                                      ---------        ---------         ---------         ---------       ---------
         Net increase (decrease)     (1,013,104)        (341,293)          361,480         1,068,827       1,768,331

NET ASSETS AVAILABLE FOR
     BENEFITS, beginning
     of year                          9,372,659        7,397,505         1,694,676        13,216,603       9,840,331
                                      ---------        ---------         ---------        ----------       ---------
NET ASSETS AVAILABLE FOR
    BENEFITS, end of year          $  8,359,555     $  7,056,212      $  2,056,156      $ 14,285,430     $11,608,662
                                      =========        =========         =========        ==========      ==========


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1996 (CONT'D)


                                                                                                         Nonparticipant-
                                                                 Participant-Directed                       Directed
-------------------------------------------------------------------------------------------------------  -----------  ------------
                                                International       Emerging          Capital
                                   Dynamics        Growth            Growth         Preservation        Loan
                                     Fund           Fund              Fund             Fund             Fund           Total
                                 ------------   -------------      --------------    --------------      ----------    ------------
ADDITIONS:                                              --                                  --                                --
  Investment income-
    Net appreciation
     (depreciation) in fair
      value of investments         $  312,007     $  101,069        $    2,931      $  1,326,279      $       --       $  2,963,723
    Dividends                         817,456         91,406           104,108              --                --          3,800,483
  Interest on loans                    35,753          8,103             6,716           103,842              --            342,820
  Loans issued                       (325,699)       (55,542)          (43,805)         (763,301)       2,550,135             --
  Loan principal payments             227,375         47,571            40,191           538,740       (1,916,866)            --
  Participant contributions           713,442        162,046           187,829         1,362,382           29,203         5,451,839
  Participant rollovers                36,830          6,526            21,604             2,619             --             181,848
  Employer contributions              405,769         90,023           100,610           951,137             --           3,417,616
                                    ---------       ---------         ---------        ---------       ----------        ----------
         Total additions            2,222,933        451,202           420,184         3,521,698          662,472        16,158,329
                                    ---------       ---------         ---------        ---------       ----------        ----------
DEDUCTIONS:
  Benefits paid to participants      (690,493)      (140,383)          (97,233)         (4,301,601)      (504,662)      (10,489,851)
  Administrative expenses              (3,011)          (468)             (964)          (57,717)            (642)          (74,520)
  Other                                (5,873)          --                --                (234)            (899)           (7,175)
                                    ---------       ---------         ---------        ---------        ---------        ----------
         Total deductions            (699,377)      (140,851)          (98,197)        (4,359,552)       (506,203)      (10,571,546)
                                    ---------       ---------         ---------         ---------       ----------       ----------

TRANSFERS (FROM) TO FUNDS             691,276         24,956         1,410,716           141,285             --              --
                                    ---------       ---------         ---------        ---------        ----------       ----------
         Net increase
           (decrease)               2,214,832        335,307         1,732,703          (696,569)        156,269         5,586,783

NET ASSETS AVAILABLE FOR
    BENEFITS, beginning
    of year                         6,672,658      1,453,128           798,325        21,786,430       4,668,663        76,900,978
                                    ---------      ---------         ---------        ----------       ---------        ----------
NET ASSETS AVAILABLE FOR
     BENEFITS, end of year        $ 8,887,490   $  1,788,435      $  2,531,028      $ 21,089,861    $  4,824,932      $ 82,487,761
                                    =========      =========         =========        ==========       =========        ==========


         The accompanying notes are an integral part of this statement.


                        ARCH COAL, INC. AND SUBSIDIARIES
                              EMPLOYEE THRIFT PLAN
            NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                           DECEMBER 31, 1996 AND 1995


1. PLAN DESCRIPTION:

The following description of the Arch Coal, Inc. and Subsidiaries Employee Thrift Plan (the Plan) (formerly known as the Arch Mineral Corporation Employee Thrift Plan), is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

General

The Plan is a defined contribution plan established by Arch Coal, Inc. and affiliates (the Employer) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible salaried and nonunion hourly employees. All hourly employees received separate benefits under a subordinate plan, the Retirement Savings Plan, until July 1, 1992, when they were given the same benefits as salaried employees. The Plan was amended and restated during 1994. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Employer is the plan administrator. A Pension Committee oversees the activities of the Plan as agent of the Employer. INVESCO Retirement Plan Services (INVESCO) is the Plan's trustee. Benefit Services Corp. is the Plan's record keeper.

Plan Amendment

During 1995, the Plan's payroll deferral provisions were revised for employees of Paint Creek Terminal, Inc. and the Ridgeline Mine.

Contributions

Participants may contribute up to 16% of gross wages, as defined by the Plan. The Employer contributes an amount equal to 100% of the first 6% contributed by each participant. Participants and the Employer contribute biweekly.

Ridgeline Mine employees may contribute only up to 10% of gross wages, as defined by the Plan. The Employer contributes an amount equal to 100% of the first 2% contributed by each Ridgeline Mine participant. The Ridgeline Mine closed in September 1996.

Vesting

Participants are fully vested in their contributions and all earnings. Vesting in employer matching contributions is based on years of continuous service. A participant vests according to the following schedule:

           Years of Service                            Vested Percentage

        Less than 2 years                                         0%
        More than 2 but less than 3                              25%
        More than 3 but less than 4                              50%
        More than 4 but less than 5                              75%
        5 years or more                                         100%

All participants are automatically fully vested in the case of death, total disability or at retirement age, regardless of the number of months of participation.

Forfeitures of terminated participants' nonvested accounts are used to reduce the Employer's future contributions. Restoration of such forfeitures to reemployed participants is made in accordance with the Plan's provisions. During the year ended December 31, 1996, $79,801 of forfeitures were used to reduce employer contributions.

Benefits

Upon termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account. The form of payment is a lump-sum distribution. Effective July 1, 1996, a participant who is disabled or eligible for retirement may elect to receive payment in installments. The minimum installment allowed is $500 and installments are paid quarterly, semiannually or annually.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income, the Employer's contribution and the participant's contribution. Allocations are based on participant account balances, as defined.

Loans to Participants

Participants who have been in the Plan for at least 12 months may borrow a portion of their account in accordance with the provisions of the Plan. No loan shall be made if, immediately after the loan, the unpaid balance of all loans to the participant would exceed the lesser of:

    (A) $50,000

    (B) 50% of the vested portion of the participant's account.

Notwithstanding the foregoing:

    (C) The $50,000 limitation in (A) above shall be reduced by the highest outstanding loan balance for the one-year period ending on the day before a new loan is made less the outstanding balance of the loans on the date of the new loan.

Loans are secured by assignment of the participant's account and the participant's collateral promissory note for the amount of the loan. Interest rates are based on the prime rate on the first working day of the month in which the loans are taken.

Investment Options

Participants direct contributions, including employer matching contributions, into nine investment options in 1% increments. Participants may change their investment elections daily. A description of each investment option is provided below:

    Intermediate Government Bond Fund

    The fund invests primarily in obligations of the United States government and government agencies and instrumentalities maturing in three to five years.

    Select Income Fund

    At least 50% of the fund's assets are invested in investment grade debt securities. The balance of the fund is invested in corporate bonds rated below investment grade.

    High Yield Bond Fund

    The fund invests primarily in higher yielding corporate bonds (including convertible issues) and preferred stocks with medium to lower credit ratings. The Plan does not allow participants to invest more than 25% of their accounts in this fund.

    Total Return Fund

    The fund  invests  30% in  equities  and 30% in fixed  and  variable  income
    securities.   The  remaining  40%  of  the  portfolio  will  vary  in  asset allocation.

    Industrial Income Fund

    The fund may invest up to 100% of its assets in equities of domestic industrial issuers. A minimum of 90% of the equity investments must be in dividend-paying common stocks. The remaining assets are invested in other income-producing securities, mostly corporate bonds.

    Dynamics Fund

    The fund invests in common stocks of companies traded on U.S. securities exchanges and over-the-counter. The fund may also invest in preferred stocks and convertible or straight issues of debentures, as well as foreign securities.

    International Growth Fund

    The fund normally invests at least 65% of its assets in foreign equity securities representing at least three different countries outside of the United States. Issuers have more than 50% of their assets located outside the United States or earn more than 50% of their gross income outside the United States. The Plan does not allow participants to invest more than 25% of their accounts in this fund.

    Emerging Growth Fund

    The fund normally invests at least 65% of its assets in equity securities of smaller companies whose capitalization is below $1 billion. The balance of the fund's assets may be invested in the equity securities of companies with market capitalizations in excess of $1 billion, debt securities and short-term investments. The Plan does not allow participants to invest more than 25% of their accounts in this fund.

    Capital Preservation Fund

    The fund invests in long-term guaranteed insurance contracts issued by a variety of insurance carriers, the I.T.C. Stable Value Fund and cash equivalents. The guaranteed insurance contracts included in this fund had average yields of 8.44% and 8.25% for the years ended December 31, 1996 and 1995, respectively. The crediting interest rates were 8.82% and 8.27%, as of December 31, 1996 and 1995, respectively. The fair values of the guaranteed insurance contracts were $3,188,469 and $4,956,164 at December 31, 1996 and 1995.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from these estimates.

Investment Valuation

Investments of the Plan are stated at fair value. Securities traded in public markets are valued at their quoted market prices. Guaranteed insurance contracts included in the Capital Preservation Fund are valued at contract value.

The difference between cost and market value from one period to the next is recognized as net appreciation in fair value of investments in the accompanying statement of changes in net assets available for benefits.

Administrative Expenses

The Employer pays the salaries and related benefits of employees who administer the Plan. Effective July 1, 1996, participants pay for loan, withdrawal and distribution fees. All other administrative expenses are paid by the Plan.

3. INCOME TAX STATUS:

The Internal Revenue Service issued a determination letter dated August 9, 1996, stating that the Plan was in accordance with applicable design requirements for amendments adopted through March 6, 1995. The Plan has been amended since March 6, 1995. However, the plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

4. PLAN TERMINATION:

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested in their accounts. The net assets of the Plan will be allocated to provide benefits to participants as prescribed by ERISA.

5. RECONCILIATION TO FORM 5500:

As of  December  31,  1996  and  1995,  the  Plan  had  $136,455  and  $848,667,
respectively, of pending distributions to participants who elected either a withdrawal or final payment of their benefits from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the statements of net assets available for benefits in accordance with generally accepted accounting principles.

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 1996:

                                                          Participant
                                                          Termination        Net Assets
                                             Benefits         and            Available
                                            Payable to     Withdrawal          for
                                           Participants     Payments         Benefits
                                          -------------   ------------    --------------
Per financial statements                   $    --        $ 10,489,851      $ 82,487,761
Accrued benefit payments - December
  31, 1996                                   136,455            136,455         (136,455)
Accrued benefit payments - December
  31, 1995                                      --             (848,667)          --
                                             -------        -----------       ----------
      Per Form 5500                        $ 136,455      $  9,777,639      $ 82,351,306
                                             =======        ===========       ==========

6. SUBSEQUENT EVENT:

On July 1, 1997, a wholly owned subsidiary of Arch Mineral Corporation and Ashland Coal, Inc. (Ashland) merged, and Arch Mineral Corporation changed its name to Arch Coal, Inc. In connection with the merger, Arch Coal, Inc. common stock was registered with the Securities and Exchange Commission and now trades on the New York Stock Exchange. On July 1, 1997, an amendment to the Plan became effective to add the common stock of Arch Coal, Inc. as an investment option.

The Plan and similar plans at Ashland and its Coal Mac, Inc. and Mingo Logan Coal Company subsidiaries will continue to exist as separate plans through December 31, 1997. The management of Arch Coal, Inc. intends to merge the four plans effective January 1, 1998. Although the specific plan design is not known as of this date, it is anticipated the new plan will very closely resemble the Plan.

                                                                      SCHEDULE I

                        ARCH COAL, INC. AND SUBSIDIARIES
                              EMPLOYEE THRIFT PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1996

                                                          Number of
     Identity                                             Shares or                  Current
     of Issuer           Description of Investment        Par Value       Cost        Value
 ---------------    ----------------------------------  -------------  ---------   ----------
Mutual funds:
 *INVESCO Trust
   Company           Intermediate Government Bond Fund      668,036   $ 8,412,262    $  8,323,729
 *INVESCO Trust
   Company           Select Income Fund                   1,073,284     6,966,793       7,030,008
 *INVESCO Trust
   Company           High Yield Bond Fund                   288,228     1,986,684       2,046,421
 *INVESCO Trust
   Company           Total Return Fund                      585,640    11,479,769      14,231,068
 *INVESCO Trust
   Company           Industrial Income Fund                 860,186    10,372,753      11,578,106
 *INVESCO Trust
   Company           Dynamics Fund                          686,681     8,482,755       8,851,312
 *INVESCO Trust
   Company           International Growth Fund              107,045     1,701,879       1,780,162
 *INVESCO Trust
   Company           Emerging Growth Fund                   201,437     2,487,814       2,521,986
 *PRIMCO Capital
   Management        Capital Preservation Fund           19,060,539    19,491,505      21,018,056
                                                                       ----------      ----------
                                                                       71,382,214      77,380,848
*Arch Coal, Inc.     Loans to participants, at prime
                         rate                             $4,750,950    4,750,950       4,750,950
                                                                       ----------      ----------
                                                                     $ 76,133,164    $ 82,131,798
                                                                       ==========      ==========

*Represents a party-in-interest for the year ended December 31, 1996.


         The accompanying notes are an integral part of this schedule.


                                                                     SCHEDULE II

                        ARCH COAL, INC. AND SUBSIDIARIES
                              EMPLOYEE THRIFT PLAN
                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS(a)
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                           Purchases                                      Sales
                                      --------------------         --------------------------------------------------
                                                                                                               Net
    Identity        Description of      No. of                     No. of       Sales                         (Loss)/
    of Issuer         Investment        Trans.     Cost             Trans.      Price          Cost            Gain
  -------------    ---------------     -------     -----           -------     -----         ------         ---------
*INVESCO Trust      Intermediate
   Company            Government
                      Bond Fund          286      $ 1,719,796       282       $ 2,845,227    $ 2,846,847    $ (1,620)

*INVESCO Trust
   Company
                    Total Return Fund    334       3,354,368        293         3,982,014      3,291,403      690,611

*INVESCO Trust
   Company          Industrial
                      Income Fund        320       2,490,380        269         2,395,827      2,082,080      313,747

*INVESCO Trust
   Company
                    Dynamics Fund        350       3,651,506        271         2,584,225      2,303,506      280,719

*PRIMCO Capital     Capital
   Management         Preservation
                      Fund               354       6,712,801        336         8,754,179      8,315,846      438,333


(a) Represents transactions or a series of transactions in excess of 5% of the fair value of plan assets at the beginning of the year.

*Represents a party-in-interest for the year ended December 31, 1996.


The accompanying notes are an integral part of this schedule.


                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the duly authorized Plan Administrator has executed this annual report.

                                          ARCH COAL, INC. AND SUBSIDIARIES
                                          EMPLOYEE THRIFT PLAN

Date:  July 31, 1997                      By: /s/ Teresa A. Daniel
                                          ---------------------
                                          Teresa A. Daniel,
                                          Plan Administrator